

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2013

<u>Via E-mail</u>
Parashar Patel
Chief Executive Officer, Secretary and Director
UAN Cultural & Creative Co., Ltd.
102 North Avenue
Mt. Clemens, MI 48043

> **Re: UAN Cultural & Creative Co., Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed May 16, 2013**
> **File No. 0-51693**

Dear Mr. Patel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your statement on page five that your company "became a development stage company to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business." It appears your business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please revise your disclosure to indicate that you are a blank check company and discuss the effect of your status as a blank check company on the company. In particular, discuss the requirement that you comply with Rule 419 of the Securities Act. In addition, discuss the effect of compliance with state statutes, rules and regulations limiting the sale of blank check companies.

2. Please revise to reconcile your disclosure on page 7 that you "have discontinued our business operations as at December 1, 2012" with your disclosure throughout your Form 10-K indicating you still have business operations. The following statements are cited as examples only:

- "We hope to fund continuing operations and grow our business with the income we generate from operations." (pages 5 and 7)

- "If we do not make a profit, we may have to suspend or cease operations." (page 7)

- "Our common stock is illiquid and subject to price volatility unrelated to our operations." (page 11)

Item 1A. Risk Factors, page 6

3. Please revise to provide risk factor disclosure regarding your auditor's issuance of a going concern opinion.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

4. Please revise to discuss the sources of funds needed to cover costs and expenses for the next 12 months.

Liquidity and Capital Resources, page 15

Cash Flows, page 15

5. Please revise your disclosure to describe your rate of negative cash flow per month.

Item 11. Executive Compensation, page 43

Summary Compensation Table, page 43

6. We note your disclosure on page 44 that Mr. Yang's salary is approximately $1,200 and Ms. Lin's salary ranges from approximately $1,200 to $1,500 per month. Please revise your summary compensation table to reflect and explain this compensation, or advise otherwise. For example, please provide footnote disclosure regarding compensation included in the "All Other Compensation" column. In addition, please file as exhibits the employment agreements of Mr. Yang and Ms. Lin.

<u>Signatures, page 51</u>

7. We note that the report is not signed by Mr. Chung Hua Yang in his capacities as Chief Financial Officer and Principal Accounting Officer. Please file an amendment that includes the appropriate signatures in the second signature section. Please refer to General Instruction D to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Attorney, at (202) 551-13797 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief